SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Championship Auto Racing Teams, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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(Title of Class of Securities)


                                   15871110-1
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                                 (CUSIP Number)

                                 James Grosfeld
                      20500 Civic Center Drive, Suite 3000
                           Southfield, Michigan 48076
                                 (248) 827-1700
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(Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 4, 2002
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        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



CUSIP NO. 15871110-1              13D                   PAGE 2  OF  9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    James Grosfeld
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [x]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                 [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                   0
   SHARES      --------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,171,090
OWNED BY EACH  --------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,171,090
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,171,090
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9568%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP NO. 15871110-1             13D                        PAGE 3  OF  9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Nancy Grosfeld
-----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3   SEC USE ONLY


-----------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
-----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                [ ]

-----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      --------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,171,090
OWNED BY EACH  -------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,171,090
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,171,090
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                   [ ]

----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9568%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-----------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Championship Auto Racing Teams, Inc., a Delaware corporation ("CART"). The address of CART's principal executive offices is 755 West Big Beaver Road, Suite 800, Troy, Michigan 48084.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by James Grosfeld and Nancy Grosfeld, his wife, who are referred to in this Schedule as the "Reporting Persons". James Grosfeld's business address is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Mr. Grosfeld's present principal occupation or employment is private investor. Mr. Grosfeld has served, but no longer serves on the Board of Directors of CART. Nancy Grosfeld's address is 420 Martell Drive, Bloomfield Hills, Michigan 48013. Mrs. Grosfeld's present principal occupation or employment is homemaker.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired beneficial ownership of their Common Stock through various brokerage accounts at Bear, Stearns & Co. Inc., Neuberger Berman, LLC and Ameritrade, Inc. (the "Brokerage Accounts") which contain their personal funds or funds of the affiliated account owner (see Item 5). The Brokerage Accounts are subject to client agreements between the applicable account owner and the brokerage firm. From time to time, the brokerage firms may extend margin credit to the applicable account owner under the terms of the brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons. The Reporting Persons used approximately $19,000,000 of their personal funds or funds of the affiliated account owner to acquire the Common Stock reported in this schedule as beneficially owned by them.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes. The reporting persons intend to be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons. The Reporting Persons may encourage CART to explore strategic alternatives to increase shareholder value. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

	    The Reporting Persons intend to review on a continuing basis various factors relating to their investment in CART, including CART's business and prospects, the price and availability of CART's securities, subsequent developments affecting CART, other investment and business opportunities available to the Reporting Persons, their general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Persons may determine to dispose of some of all of their Common
Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by CART), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Persons reserve the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if they determine such acquisition or disposal is not in their best interests at that time.

         Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by either of them of securities of CART, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CART or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of CART or any of its subsidiaries, (d) any change in the present Board of Directors or management of CART, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in CART's present capitalization or dividend policy, (f) any other material change in CART's business or corporate structure, (g) any changes in CART's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of CART by any person, (h) causing a class of securities of CART to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of CART's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of September 6, 2002 are as follows:

                                     Number                          Percent*
                                     ------                           ------
      James Grosfeld and
      Nancy Grosfeld                 1,171,090    **                  7.9568%


*Based on the 14,718,134 shares of Common Stock reported as outstanding as of September 4, 2002 in CART's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

**Includes (1) 657,193 shares held in two joint personal brokerage accounts at Bear, Stearns & Co. Inc. by the Reporting Persons, (2) 105,307 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Flagstone Corporation, a Michigan corporation ("Flagstone"), (3) 201,600 shares held in a joint personal brokerage account at Ameritrade, Inc. by the Reporting Persons,
(4) 96,540 shares held in a brokerage account at Bear, Stearns & Co. Inc. by the James Grosfeld 2001 Three Year Grantor Retained Annuity Trust, under an agreement dated as of May 4, 2001 (the "James Grosfeld GRAT"), (5) 96,540 shares held in a brokerage account at Bear, Stearns & Co. Inc. by the Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust, under an agreement dated as of May 4, 2001 (the "Nancy Grosfeld GRAT"), (6) 3,159 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Grosfeld Partners LLC, a Michigan limited liability company ("Grosfeld Partners"), and (7) 3,041 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Grosfeld RK Partners LLC, a Michigan limited liability company ("Grosfeld RK Partners"). The Reporting Persons disclaim beneficial ownership of the shares held by Grosfeld RK Partners.

         (b) The Reporting Persons share voting and investment power over the 939,193 shares of Common Stock reported above as beneficially owned by them:

- The Reporting Persons' joint brokerage accounts at Bear, Stearns & Co.
Inc. and Ameritrade, Inc. hold 948,803 shares of Common Stock, and as a result, they share voting and investment power over these shares.
- Flagstone's brokerage account at Bear, Stearns & Co. Inc. owns directly 105,307 shares of Common Stock and has the sole power to vote and dispose of these shares. As a result, because Mr. Grosfeld and his son, Jason Grosfeld, are executive officers of Flagstone and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by Flagstone.
- The James Grosfeld GRAT's brokerage account at Bear, Stearns & Co. Inc. owns directly 96,540 shares of Common Stock, and, through Mr. Grosfeld as its trustee, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting
Persons may be deemed to share voting and investment power over the shares owned by the James Grosfeld GRAT.
- The Nancy Grosfeld GRAT's brokerage account at Bear, Stearns & Co. Inc. owns directly 96,540 shares of Common Stock, and, through Mrs. Grosfeld as its trustee, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by the Nancy Grosfeld GRAT.
- The brokerage account at Bear, Stearns & Co. Inc. in the name of   Grosfeld
Partners, a manager managed limited liability company, owns directly 3,159 shares of Common Stock, and through Mr. Grosfeld as its manager, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by Grosfeld Partners.
- The brokerage account at Bear, Stearns & Co. Inc. in the name of Grosfeld RK Partners, a manager managed limited liability company, owns Directly 3,041 shares of Common Stock, and through Murry Hozman as its manager, has the sole power to vote and dispose of these shares. The Reporting Persons disclaim beneficial ownership of the shares held by Grosfeld RK Partners, although they are included in the shares reported as beneficially owned by the Reporting Persons in this schedule because Mr. Grosfeld's adult daughter is a member of Grosfeld RK Partners.

         Flagstone's principal business is investing. The purpose of the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners and Grosfeld RK Partners is to provide an estate planning device for transferring assets to the Reporting Persons' children. business is investing. Jason Grosfeld's present principal occupation or employment is Chief Executive Officer of Softwax, Inc., a company engaged in providing Internet services. Murry Hozman is currently retired. Flagstone's, Jason Grosfeld's, the James Grosfeld GRAT's, the Nancy Grosfeld GRAT's, Grosfeld Partners', Grosfeld RK Partners' business address is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Murry Hozman's address is 30604 Ramblewood Club Drive, Farmington Hills, Michigan 48331.

         None of Flagstone, Jason Grosfeld, the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners, Grosfeld RK Partners, or Murry Hozman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Flagstone, Jason Grosfeld, the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners, Grosfeld RK Partners, or Murry Hozman has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



         Flagstone is a Michigan corporations. The James Grosfeld GRAT and the Nancy Grosfeld GRAT are governed by Michigan law. Grosfeld Partners and Grosfeld RK Partners are Michigan limited liability companies. Jason
Grosfeld and Murry Hozman are citizens of the United States of America.

         (C) Transactions, all of which were sales for James, and James and Nancy Grosfeld in the open market within 60 days of this filing were as follows:


Date  Amount Price per share

7/29/02 28,700 $6.2379
7/30/02 16,000  $6.0196
7/31/02 1,800 $5.75
8/2/02 13,800 $5.75
8/2/02 6,400 $5.73
8/2/02 17,500 $5.72
8/2/02 7,000 $5.70
8/7/02 3,000 $5.40
8/28/02 11,200 $4.98
8/28/02 8,800 $5.00
8/29/02 1,000 $5.05
8/29/02 2,200 $5.03
8/29/02 24,300 $5.00
8/29/02 7,000 $5.02
8/30/02 52,900 $5.12
8/30/02 17,900 $5.09
8/30/02 800 $5.03
8/30/02 200 $5.00
8/30/02 8,600 $5.01
8/30/02 35,400 $5.02
9/3/02 2,100 $5.15
9/3/02 9,000 $5.25
9/4/02 69,600 $5.05


         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, except for (1) the shareholders of Flagstone, with respect to the shares owned by those corporations, (2) the beneficiaries of the James Grosfeld GRAT and the Nancy Grosfeld GRAT with respect to the shares owned by the James Grosfeld GRAT and the Nancy Grosfeld GRAT and (3) the members of Grosfeld Partners and Grosfeld RK Partners with respect to the shares owned by Grosfeld Partners and Grosfeld RK Partners.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The James Grosfeld GRAT is subject to the James Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001, between James Grosfeld, as settlor, and James Grosfeld, as trustee, which describes the powers of the trustee with respect to the voting and transfer of the shares of Common Stock held by the James Grosfeld GRAT and the division of any profits or loss from any such transfers. The Nancy Grosfeld GRAT is subject to the Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001, between Nancy Grosfeld, as settlor, and Nancy Grosfeld, as trustee, which describes the powers of the trustee with respect to the voting and transfer of the shares of Common Stock held by the Nancy Grosfeld GRAT and the division of any profits or loss from any such transfers.

         Grosfeld Partners is subject to the Amended and Restated Operating Agreement for Grosfeld Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001, among James Grosfeld, Nancy Grosfeld and Jason Grosfeld, which describes the powers of the manager with respect to the voting and transfer of the shares of Common Stock held by Grosfeld Partners and the division of any profits or loss from any such transfers. Grosfeld RK Partners is subject to the Amended and Restated Operating Agreement for Grosfeld RK Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001, between Murry Hozman and Rachel Kukes, which describes the powers of the manager with respect to the voting and transfer of the shares of Common Stock held by Grosfeld RK Partners and the division of any profits or loss from any such transfers. James Grosfeld and Nancy Grosfeld are husband and wife.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2002                            /s/ JAMES GROSFELD
                                                     -----------------------
                                                     James Grosfeld


Dated:  September 4, 2002                            /s/ NANCY GROSFELD
                                                     -----------------------
                                                     Nancy Grosfeld